UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. ________)*
WestMountain Gold, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
96110W203
(CUSIP Number)
Joseph C. Zimlich, 262 E. Mountain Ave., Fort Collins, Colorado  80524
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
June 17, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96110W203	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph C. Zimlich
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,487,500
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 16,487,500
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,487,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 96110W203	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.
Title and Class of Equity Securities:	Common Stock, par value $.001 per share of WestMountain Gold, Inc., a Colorado corporation (the "Company")
Address of Issuer:	120 East Lake Street, Suite 401 Sandpoint, ID 83864
Item 2.  Identity and Background.
Name:	Joseph C. Zimlich
Business Address:	262 E. Mountain Ave. Fort Collins, CO 80524
Occupation:	Chief Executive Officer
Bohemian Companies 262 E. Mountain Ave. Fort Collins, CO 80524
Statement:
During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws..

Citizenship:	The Reporting Person is a citizen of the United States of America

Item 3.  Source or Amount of Funds or Other Consideration.
 On June 17, 2016, the Reporting Person purchased 3,800,000 shares of the Company's Common Stock for $114,000 (USD).  Each share purchased also included 3.25 warrants, each for the purchase of an addition share of the Company's Common Stock at a purchase price of seven cents ($0.07) per share, exercisable on or before a date that is even (7) years from the date of issuance.

Item 4.  Purpose of Transaction.
 The Reporting Person holds the shares of Company Common Stock for investment.  The Reporting Person may, from time to time, acquire more shares of Company Common Stock pursuant to the exercise of the warrants he holds as described in Item 3 above.  In addition, the Reporting Person may sell shares of Company Common Stock from time to time as he deems advisable and depending on market conditions.  Except as set above, the Reporting Person does not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (b) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
Based upon information disclosed by the Company and after giving effect to 12,350,000 convertible securities issued to the Reporting Person, the Reporting Person beneficially owns 18.7% of the Company's outstanding Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
 None.

Item 7.  Material to Be Filed as Exhibits.

CUSIP No. 96110W203	13D	Page 4 of 4 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Joseph C. Zimlich Joseph C. Zimlich